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                              May 5, 2022

       David Rockecharlie
       Chief Executive Officer
       Crescent Energy Company
       600 Travis Street, Suite 7200
       Houston, TX 77002

                                                        Re: Crescent Energy
Company
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-264220

       Dear Mr. Rockecharlie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 8, 2022

       Summary
       Our Company
       Overview, page 1

   1.                                                   Your disclosure
includes a significant reduction in future production decline rates from
                                                        22% in 2022 to an
average 13% and 11% over the next five years and ten years,
                                                        respectively, with
relatively minimal capital expenditures. Please expand your disclosure to describe all factors
that contribute to lowering the current 22% decline rate, including but not limited to
future drilling plans, operational changes, and changing reservoir characteristics. Refer
to Rules 4-10(a)(22), (a)(24), and (a)(31) of Regulation S-X.
 David Rockecharlie
FirstName  LastNameDavid
Crescent Energy Company Rockecharlie
Comapany
May  5, 2022NameCrescent Energy Company
May 5,
Page 2 2022 Page 2
FirstName LastName
Low-Decline Production Base Underpins Free Cash Flow Generation and Dividend, page 2

2. We note you provide a tabular summary of selected information by operating area on page
         3. Your presentation appears to be structured to give equal prominence to estimates based on SEC reserves and prices and estimates based on NYMEX reserves and prices by placing these estimates side by side under the same column header,
e.g.    the Net Proved
         PV-10.    Please revise your presentation to present SEC and NYMEX
vaues separately to
         avoid giving undue prominence to the optional disclosure under Item 1202(b) of
         Regulation S-K using NYMEX prices.
Uinta Basin Acquisition, page 11

3. Your Uinta Acquisition was consummated on March 30, 2022; however, your disclosure of proved reserves and cash flows, presented here and elsewhere in your filing as of
         December 31, 2021, appears to reflect quantities for the Uinta properties as December 31,
         2021 rather than March 30, 2022. If your presentation of reserves and cash flows for the
         Uinta properties does not reflect quantities as of December 31, 2021, clarify this for us and explain how that is consistent with the introductory paragraph in the reserve report included as exhibit 99.4 to the Form 8-K filed April 8, 2022. Alternatively, if your presentation of reserves and cash flows for the Uinta properties does reflect quantities as of December 31, 2021, explain to us, in reasonable detail, your basis for presenting quantities that you did not acquire as of the closing date of the acquisition. This comment also applies to Form 8-K filed April 8, 2022.
Summary Reserve and Operating Data
Summary Reserve Data Based on NYMEX Pricing, page 22

4. Your summary of proved reserves based on SEC pricing identifies the weighted average adjusted product prices over the remaining lives of the properties; however, your summary of proved reserves based on NYMEX prices identifies only the five-year average strip product prices. Please expand your disclosure of NYMEX prices here and elsewhere on page 3 to provide comparative disclosure of the weighted average NYMEX product prices over the remaining life of the properties to facilitate the direct comparison to the SEC pricing case. Refer to Item 1202(b) of Regulation S-K. This comment also applies to Form
         8-K filed April 8, 2022.
5. Your disclosure of proved reserves based on SEC pricing states the reserves estimates were based on the reserve reports of the Independent Reserve Engineers for Crescent
         Energy and on a report prepared by CG&A for the Uinta Acquisition; however, your disclosure of proved reserves based on NYMEX prices states the reserve estimates were based on the internal estimates of the management of the Company and have not been prepared or audited by an independent, third-party reserve engineer. Clarify, if true, that your price sensitivity analysis kept all factors, including production forecasts, operating and development costs and the timing for drilling new wells, the same and the
 David Rockecharlie
Crescent Energy Company
May 5, 2022
Page 3
      only change relates to the product prices. Refer to Item 1202(b) of Regulation S-K.
6. Your discussion of reserves using NYMEX prices indicates this reserve sensitivity
      provides a measure that is    more    reflective of the fair value of
your assets or    better
      reflects the market expectations as of that date. Please revise your disclosure to avoid giving undue weight to the optional disclosure under Item 1202(b) of Regulation S-K consistent with the balance of your discussion cautioning investors to consider forward prices in addition to, and not as a substitute for, SEC prices. This comment also applies to the comparable disclosure on page 3 and in Form 8-K filed April 8, 2022.
7. Your disclosure includes an estimate of the standardized measure for the Uinta
      Acquisition, as of December 31, 2021, without providing the supporting future cash inflows and cost inputs. Please revise your disclosure to present the calculation inputs for the Uinta Acquisition. Refer to FASB ASC 932-235-50-31(a) through 31(f) and 50-36.
      This comment also applies to Form 8-K filed April 8, 2022.
8. We note your presentation of proved reserves and standardized measure for the Uinta acquisition. Explain to us your basis for concluding that it is appropriate to present these measures without the remaining applicable disclosures required by FASB ASC Section
      932-235-50 or accompanying financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727, or John Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Anuja A.
Majmudar, Attorney-Advisor, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at
(202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Rockecharlie
                                                             Division of
Corporation Finance
Comapany NameCrescent Energy Company
                                                             Office of Energy &
Transportation
May 5, 2022 Page 3
cc:       Jackson A. O'Maley
FirstName LastName